UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q   [ ] Form 10-D
[ ] Form-SAR   [ ] Form N-CSR

For Period Ended: _____March 31, 2006_____
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_____

PART I -- REGISTRANT INFORMATION

Alaska Pacific Bancshares, Inc._____
Full Name of Registrant

Not applicable_____
Former Name if Applicable

2094 Jordan Avenue_____
Address of Principal Executive Office (Street and Number)

Juneau, Alaska 99801_____
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Form 10-QSB is late because of a combination of factors: (i) the Company was required to prepare a response to SEC comments on its Form 10-KSB filed for the year ended March 31, 2006, which required that an amended Form 10-KSB be prepared and filed with the SEC in a timely manner; (ii) the Company was preparing for its Annual Meeting of Stockholders ("Meeting") and associated filings following the Meeting with the Office of Thrift Supervision ("OTS") as required by the OTS in connection with its most recent examination of the Company and its subsidiary, Alaska Pacific Bank; (iii) the Chief Financial Officer of the Company became ill and was hospitalized; and (iv) because of the Chief Financial Officer's sudden illness, the Company had problems coordinating the responses it received from third parties on its Form 10-QSB and finalizing the Form 10-QSB for filing.

PART IV -- OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification

Craig E. Dahl	907	789-4844
(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
[X] Yes [ ] No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   [ ] Yes   [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Alaska Pacific Bancshares, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   May 22, 2006   By   /s/Craig E. Dahl
                                                     Craig E. Dahl, Chief Executive Officer